Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kationx Corp.
442 Fourth Ave
Indialantic, FL 32903
kationx.com

Up to $1,069,999.20 in Class B Common Stock at $0.72
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kationx Corp.
Address: 442 Fourth Ave, Indialantic, FL 32903
State of Incorporation: DE
Date Incorporated: May 28, 2019

Terms:

Equity

Offering Minimum: $9,999.36 | 13,888 shares of Class B Common Stock
Offering Maximum: $1,069,999.20 | 1,486,110 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.72
Minimum Investment Amount (per investor): $249.12

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based Perks:

$500 | Green Sponsor

Invest $500 and receive 5% bonus shares + access to an exclusive investor's only quarterly update.

$1,000 | Blue Sponsor

Invest $1,000 and receive 10% bonus shares.

$2,500 | Benefactor

Invest $2,500, and receive 15% bonus shares.

$5,000 | Green Baron

Invest $5,000 and receive 20% bonus shares + access to yearly investor video conference.

$15,000 | Disruptor

Invest $15,000 and receive 25% bonus shares + a call with the founding team.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Kationx Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.72 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $72. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Kationx was originally formed in Florida in 2018 and then redomiciled to Delaware 2019. Kationx Corp. develops, manufactures, and sells innovative materials technology to industrial and commercial markets. Kationx products fix difficult problems for its customers, disrupting markets by delivering unprecedented value. Markets are expanding and already include wastewater, HAZMAT handling, janitorial/sanitation, and horizontal directional drilling.

Kationx Corp. sells B2B, and most of its current customers are local government utilities and government contractors. Sales are recurring, and customers typically adopt a second product. Products are sold by the 25-pound/5-gallon bucket, or on multi-bucket pallets.

Kationx products remove hydrogen sulfide and odors from sewers and confined spaces; achieve regulatory compliance for waters discharged from wastewater treatment plants; and improve boring and pulling results for horizontal directional drilling. The company has two new product launches pending, and a pipeline of new products in research, development, testing, and evaluation.

Kationx products provide value by improving operations outcomes while reducing customer risks and costs. The company's technology is counterintuitive, offering a green paradigm shift away from 20th century reactive chemistries that are typically dangerous, toxic, and difficult/complex to handle. Kationx provides simplicity, allowing stretched resources to get more done in a day, with less stress.

Kationx Corp. currently has the following three products on the market.

KCD specializes in F.O.G. (fat, oils and grease) removal. It emulsifies F.O.G. while also achieving some odor reduction in lift stations.

KCD-X is a rugged, reliable all-in-one wastewater collections system treatment that controls/removes Odor, H2S, and FOG with instant results. KCD-X simultaneously treats AIR + WATER phases inside infrastructure, delivering persistence that lasts for 1-2 weeks. The reduction in harmful and noxious gases prevents corrosion, extends the life of equipment, and reduces the need for costly maintenance.

SETTApHY is a powerful, all-natural kationic wastewater flocculant. Once added to water, this attracts and aggregates suspended solids, allowing them to settle out of solution. The powder is extremely easy-to-use, flocculating FOG, biosolids, nitrates, nitrites, phosphates and other organic and inorganic solids within minutes. SETTApHY reduces nitrogen, phosphorus, sulfur and metallic ion loading in wastewater effluent. This cuts down on the potential for algal blooms in runoff and disposal areas.

All of our products are non-toxic, non-corrosive, operator and site safe. 100% GREEN and environmentally friendly.

Competitors and Industry

Kationx focuses on three main markets - wastewater treatment, sewer systems, and horizontal directional drilling.

First, the wastewater treatment market typically consists of polymers and aluminum sulfate, which are more expensive, toxic, and pose environmental risks. These materials often involve complex, expensive dosing equipment and tankage, control systems, electricity, and maintenance (inherently, more operational expenditure). Our product, SETTApHY, is a non-toxic flocculant that improves plant operations and regulatory compliance, while reducing risk and costs.

Second, the market for sewer system treatments include acids, hydroxides, enzymes, and fragrances that are typically toxic, dangerous to handle, and cause dangerous chemical reactions that form dangerous third compounds. These products treat either the water or air but not both. Many of these treatments requires dosing equipment & tankage, related controls, power, and maintenance.
Our product, KCD-X, is a non-toxic scavenger that removes sewer gases, volatile organic componds, odors, and fats, oils & greases, while improving corrosion control. Importantly, it treats both air and water phases inside sewer infrastructure.

Third, horizontal directional drilling relies on bentonite-based muds & additives, which are toxic HAZMATs requiring end-of-job clean-up and disposal; and related HAZMAT removal & disposal fees. Bentonite forms a concrete, and tanks, pumps and drilling equipment must be emptied and cleaned same day. Clothes are permanently stained, with skin and eye damage possible.

Our product, KBM, is a Wyoming DOT-designated SITE SAFE boring mud for horizontal directional drilling. KBM improves pulling success by imparting significant lubricity, which also reduces required hydraulic loading, in turn causing less equipment wear & team while reducing blow-outs and related back-to-surface ruptures. KBM does not crust; the same mud tank can be used for multi-day projects; and cleanups are easier and faster, which means less time on site.

Kationx Corp. competes with several companies mainly on their KCD-X.

EVOQUA. A Siemens spin-off, Evoqua sells an expensive to install & operate hydrogen peroxide system that includes site installation of dosing equipment, electrical controls/power, and tankage plus a long-term service and maintenance contract. Kationx products are compatible and even complementary, though much less costly.

Red Hot Sewer Solvent. Based in Georgia, ABC Compounding Inc. manufactures a highly reactive sodium hydroxide-based product. It's frightening to handle (fuming, hot). Red Hot is widely marketed through distributors that include ProChem and Hawkins. It competes with our KCD-X product.

Thioguard. KCD-X-competitor Thioguard TST is a Pennsylvania company that provides an industrial grade magnesium hydroxide product for lift station cleaning and degreasing. Thiogard has a shelf life limited to several years: as it loses water, it converts to magnesium oxide, which is hazardous. Thioguard's decomposition products can destroy metals and infrastructure surfaces.

FLOMAG. FloMag-H is a magnesium hydroxide slurry, like thioguard (above). This is a division of Martin Marietta and is based in Baltimore. Limitations include periodic agitation while stored, must be stored in a steel container, corrodes aluminum, and must avoid freezing climate conditions.

Aquafix. Desulfanator is an expensive and carcinogenic formulation. It competes with KCD-X.

Bio-Cat. Bio-Cat manufactures enzymes for dissolving grease and sewage solids. Enzymes are sacrificial and quickly disappear from the wastewater. 5-gallon buckets sell for $500 or more. Accompanying enzyme producing bacteria add to Bio-Cat's effectiveness. It competes with our KCD-X product.

Current Stage and Roadmap

Current Stage

Kationx Corp. has an addressable U.S. market that is vast, fragmented, and proving receptive to innovation. Accomplishments already include developing/proving its proprietary technology, winning early adopters, developing value and sales propositions, and branding. Kationx is now focused on growing its customer base, finding new markets for its existing technology, while bringing new solutions to its existing customers. Despite the national lockdown, sales revenue have increased from $78,171 (FY'19) to $126,776.60 (YTD Q1-3 FY'20).

Kationx technology is new and counterintuitive to established practices based on reactive chemisties (acids, bases). This point is best made by in-field demonstrations performed at customer use-points, such as lift stations or inside wastewater treatment plants. Kationx uses inside sales reps who double as tech reps for our distributors. An expanding distributor network is accelerating field testing and on-site customer support.

Company experience is finding that field tests have a new customer close rate of about 75%. However, newer sales have also been achieved through a combination of the company's online and social media presence, combined with carefully targeted, CRM-based outreach campaigns. All of these marketing activities are performed in-house. Kationx appears to have a more sophisticated approach to marketing than do its competitors.

Roadmap

To accelerate the company's growth velocity, Kationx must continue to: (1) expand its distributor network, (2) build strategic and innovative sales and marketing pathways; while (3) launching new products that fit the firm's existing product lines. EXPANDING. This will be achieved by recruiting 4-5 regional sales managers (we have 1 today), and onboarding at least 1 new distributor every quarter. ACCELERATING. In

'21, we expect customers and revenues should begin doubling every quarter (up from every half-year since summer '19). NEW PRODUCTS. Kationx has added two products yearly to its technology line, and this pace should continue through '22. New industrial market entries planned include machining, maintenance & repair organizations, and sanitation.

The Team

Officers and Directors

Name: Bill Cox

Bill Cox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: March 02, 2018 - Present
  Responsibilities: Involved in all company operations. Mr. Cox currently receives an annual salary of $96,000.00.

- **Position:** Chairman of the Board
  Dates of Service: March 02, 2018 - Present
  Responsibilities: Set policy and govern the company.

Other business experience in the past three years:

- **Employer:** GasProSys
  Title: Principal Consultant
  Dates of Service: June 01, 2010 - Present
  Responsibilities: Energy Technology Consulting

Name: Glenn Jackson

Glenn Jackson's current primary role is with Benteler Steel / Tube Manufacturing Corp. Glenn Jackson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: July 27, 2018 - Present
  Responsibilities: Involved in all aspects of company finances, planning and operations. Mr. Jackson does not take an annual salary.

- **Position:** Director & Board Member
  Dates of Service: July 28, 2018 - Present
  Responsibilities: Corporate Treasurer

Other business experience in the past three years:

- **Employer:** Benteler Steel / Tube Manufacturing Corp
  Title: Senior Group Controller
  Dates of Service: May 01, 2015 - Present
  Responsibilities: Oversees all aspects of financial information

Name: Paul Laura

Paul Laura's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Oversees operations. Mr. Laura does not receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Indian River Keeper
  Title: Director
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Volunteering to improve environmental quality of the Indian River Lagoon.

Other business experience in the past three years:

- **Employer:** Florida Oceanographic Society
  Title: Senior Advocate
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Volunteers to review and advocate environmental issues in Florida.

Other business experience in the past three years:

- **Employer:** Marine Resources Council of East Florida, Inc.
  Title: Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Volunteers to oversee policy and operations of the Council to see the Indian River Lagoon return to its natural state.

Other business experience in the past three years:

- **Employer:** Hutchinson Island Preservation Initiative
  Title: Director
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Preservation of the environment on sensitive Hutchinson Island, FL

Name: Michael Laura

Michael Laura's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Marketing
  Dates of Service: November 07, 2020 - Present
  Responsibilities: Leads marketing, social media, and video production. Mr. Laura receives annual salary compensation of $72,000.00

Other business experience in the past three years:

- **Employer:** Kationx Corp
  Title: Director of E-Commerce
  Dates of Service: May 19, 2019 - November 07, 2020
  Responsibilities: Production of social media and related videos, creation of marketing tools and databases, and improvement of the website to include creation of an on-line store.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in

the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Kationx Corp. was formed on March 2, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kationx Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Kationx Corp. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names,

and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Kationx Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Kationx Corp. could harm our reputation and materially negatively impact our financial condition and business.

Technology Risk

Unforeseen inventions or innovations may render current wastewater technology, infrastructure and engineering state-of-the-art irrelevant or incompatible with emerging capabilities.

Competitor Risk

Competitors may infringe upon Kationx Corp. inventions or introduce unforeseen technologies that reduce the company's competitive advantages.

Force Majeure

The company may encounter manmade or natural disasters that impede or destroy the company's ability to perform any or all of its operations.

Industrial Operations

Kationx products are used in a growing variety of industrial operations and settings, which are inherently dangerous. Handling and moving heavy buckets and pallets are especially dangerous and have inherent risks. Users should always wear proper personal protective equipment when using Kationx products as directed on product labels and other relevant technical information provided by the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cox Family Trust	12,400,902	Class A Common Stock	61.1

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,486,110 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 23,000,000 with a total of 19,852,550 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 3,346,720 with a total of 1,778,568 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred Stock.

Material Rights

Preferred Stock shareholders are entitled to convert their shares into Common Stock at the conversion price. In the event of a liquidation, dissolution, or winding up of the company, holders of Preferred Stock are entitled to be paid out before Common Stock shareholders.

See Exhibit A, Restated Certificate of Incorporation, Series Seed Investment Agreement.

Preferred Stock

The amount of security authorized is 1,653,280 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Preferred Stock shareholders are entitled to convert their shares into Common Stock at the conversion price. In the event of a liquidation, dissolution, or winding up of the company, holders of Preferred Stock are entitled to be paid out before Common Stock shareholders.

What it means to be a minority holder

As a minority holder of Class B Common Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $400,000.00
  Number of Securities Sold: 1,778,568
  Use of proceeds: Company Operations
  Date: August 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Kationx designs, manufactures and sells a new clean/green tech technology that is counterintuitive to conventional 20th century processes and practices. As such, winning early adopters and building objective performance metrics is an inherently slow and arduous challenge. In the company's almost 3-year existence, it has demonstrated consistent growth with income and customer numbers. In FY'20, with many recurring customers, Kationx products are proven as are its underlying business assumptions.

Income during the FY'18 founding year was $11,880, growing to $78,172 in FY'19 and $126,776 YTD FY'20 (Q1-3). The company has developed two products yearly: SETTApHY and KBM in FY'18; KCD and KCD-X in FY'19; with KCD-Z and GasKat in FY'20.

FY'18 was the year that saw Kationx technology and supply chains created, followed by a new focus on manufacturing, marketing, and sales in FY'19. This expansion in activity was reflected by total expenses of $390,350 FY'18 growing to $817,038 in FY'19. FY'19 expenses included $137,108 in contractor payments as well as $136,200 in G&A fees. Management responded to COVID and the national lockdown by rapidly downsizing Kationx. G&A fees grew only slightly to $155,700. Customers have grown from 22 at the end of FY'19, to 40 today. A distributor network has been established with 4 onboarded in FY'20.

Historical results and cash flows:

Personnel was the largest expense for Kationx, followed by legal and professional services in FY'19. The company now believes that a core team is sufficient to build a national business. Legal and professional services have included IP work, redomiciling from FL to DE, completing a successful outside funding raise, and consolidating management and ownership of the corporation. Legal expenses are expected to be largely focused on IP going forward.

Most cash has been generated by selling equity: first, to insiders; and then, from a $400K equity raise during COVID (and, after the market crash in early March '20). The company also has received a small SBA EIDL grant, line of credit, and loan from the CEO. Sales are accelerating. Revenues have grown from $11,880 in FY'18, to $78,171 in FY'19, with FY'20 YTD at $126,776 (growing sales, even during the COVID crisis). Management expects this trend to continue because of (1) the company's new and growing distributor network, (2) product presence on/sales via national product lists and on-line company store, (3) growing reputation, (4) expanding product line (more products in the market), and (5) its technology adoption by larger customers and entry into new industrial and commercial markets.

Operating expenses are being carefully managed. Total expenses have been cut from $817,038 FY'19 to $368,638 in FY'20. Product sales have grown inspite of cutting staff and OPEX, and in spite of the national lockdown which saw customers harder to visit, field tests harder to schedule, and their revenue streams impacted by tax revenue losses across the board (and many customers unable to pay their sewer bills). The bottom line is that Kationx will grow because its products fix problems, with recurring sales today proving this.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a $15,000 revolving line of credit with Northern Trust, with a total amount currently available of $0. During '20, Kationx received a SBA EIDL small business loan for $21,000 that also included an additional $1,000 grant, for a total of $22,000 received from the SBA. No collateral was required, and payment terms are 30 years at 3.75% interest, with payments of $103.00 monthly beginning in '21. CEO Bill Cox loaned Kationx $254,084.36 after signing the investment agreement with Lakeland Investment Management in November '19. The company's loan agreement with Mr. Cox is for interest-only payments in FY'20, followed by 36 monthly principal + interest payments for FY'21-'23.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign is not essential to the company's continued growth. Current planning does not anticipate any outside funding. Company operations are currently funded from the cash flow generated by product sales. Resources since fall '19 also include a $254K loan from CEO Bill Cox, and a $21,000 Emergency Disaster loan from SBA during the national COVID pandemic. The company is a SBA registered veteran-owned small business and may pursue government contracts and grants, especially in supporting subcontractor roles that can utilize the company's growing technology capabilities without distracting management.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Management believes that this campaign can further accelerate the company's already established growth. Without this offering, Kationx will continue to grow organically.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum, this will not materially affect company operations. Raising less than the maximum could still improve operations: namely, bringing the current team into full time employment, in turn ramping sales and marketing, and expanding production operations. All of these improvements will be implemented during 1H '21. These improvements can be incremental, and still effective in growing revenues.

How long will you be able to operate the company if you raise your maximum funding goal?

Management expects that reaching the maximum funding goal will provide cash and cash reserves for FY'21-'22 operations, complemented by the company's already growing revenues, which are anticipated to continue. Investor funding could add another 10 or more new customers monthly. Each new customer typically represents recurring sales. A successful funding round likely enables the company to achieve profitability in '21.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Kationx is currently exploring licensing fees paid by licensed manufacturers of the company's technology. To this end, active discussions are underway with one global firm. Other international opportunities like this may exist.

As a SBA-registered and Florida-DMS-certified veteran owned small business (VOSB), Kationx may pursue subcontracting opportunities that could utilize the company's growing technology resources, especially for collecting environmental data in the field.

Management expects revenues from product sales to be the primary income supporting company operations, and product sales will provide funding for future growth.

To bridge operations-to-receivables, Kationx has already begun exploring commercial banking relationships that will include montizing purchase orders and other ways to accelerate cashflow.

Indebtedness

- **Creditor:** U.S. Small Business Administration - EIDL Loan
  Amount Owed: $21,000.00
  Interest Rate: 3.75%
  Maturity Date: May 21, 2050

- **Creditor:** Bank line of credit - Northern Trust
  Amount Owed: $15,000.00
  Interest Rate: 3.25%
  Maturity Date: March 06, 2021
  The Company has a line of credit agreement for proceeds up to $200,000. The line of credit bears interest at 3.25% plus the overnight LIBOR rate. The line of

credit agreement matured March 2020 and was subsequently extended through March 2021.

- **Creditor:** Cox Family Trust
  Amount Owed: $254,084.00
  Interest Rate: 7.0%
  Maturity Date: March 01, 2025

Related Party Transactions

- **Name of Entity:** William Cox
  Relationship to Company: Founder, Director, Officer
  Nature / amount of interest in the transaction: Shareholder Loan
  Material Terms: Interest rate: 7% Terms: 2020 interest-only payments 2021+ interest and principal

Valuation

Pre-Money Valuation: $15,976,375.90

Valuation Details:

The company determined its valuation based on an analysis of the following factors including revenue and customer growth, customer scope and organic growth, new product launches and development, expanding markets, and intellectual property. Additional intangible factors driving the company's value include a developing proprietary know-how (art) tied to Kationx's new technology, the disruptive benefits playing out, and the company's first-to-market advantage.

Second-year (FY '19) revenues were $78,172K. YTD FY '20 is already $126,776K (with 4Q remaining). Customers have doubled from 22 FY '19 to 40 at the beginning of 4Q FY '20. All of this had been achieved with a part-time sales team constrained by COVID restrictions related to customer access and traditional face-to-face interactions.

The company's 40 customers are early adopters of a new technology. Customer trends include recurring sales, adoption of a second Kationx product, and growing acceptance with first-tier customers that include major metros and large county utilities. These sales back the company's growth assumptions and have now proven the company's price points and sales strategies.

Company value is directly underpinned by its expanding product line that's grown by 2 new products yearly since inception. Additional new products are queued for launch in '21. Kationx products are also finding uses in new markets, such as HAZMAT response/recovery and hauling/handling, as well as Janitorial/Sanitation services.

Internal resources adding value include a marketing team that has launched a sophisticated web and social media presence, backed by video production. The team has launched an online store that will expand its offerings in '21. A large, relevant, customized, multi-tiered CRM provides a focused sales team reach into our national market.

Company intellectual property includes patents and trademarks pending, as well as ownership of 3 trademarks and our Kationx.com URL. The company has a backlog of intellectual claims and trademarks.

Intangible value includes the company's proprietary know-how and related art about its groundbreaking technology, which delivers ruggedly reliable performance to customers while reducing their costs, risks, and operational complexity.

This is a market that includes 2 million lift stations, 1.3 million miles of sewers (together, KCD product line customers), some 15,000 wastewater treatment plants plus an estimated 100,000 wastewater "package plants." Together, these 3.4 million potential use points for Kationx products - each using a $2,000+ pallet of product/year (2 buckets/month) - represent a total potential national market value of $6.8 billion in annual revenues - again, just in wastewater. Kationx products are already entering other industrial and commercial markets.

As a new clean/green technology that's proving disruptive in a vast market that's proving receptive to change, Kationx believes that its current valuation is fair.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Support growing company operations and consolidate for economies of scale.

If we raise the over allotment amount of $1,069,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  16.5%
  Proceeds will be used for Advertising on multiple social media platforms and google. Raise SEO.

- *Research & Development*
  10.0%
  Field Testing and new product development.

- *Company Employment*
  25.0%
  Need to add staff to maintain our growth velocity while expanding operations. Across the board in company staff.

- *Operations*
  20.0%
  Manufacturing and any other related activities.

- *Working Capital*
  15.0%
  Support growing company operations and consolidate for economies of scale.

- *Inventory*
  10.0%
  Costs of goods sold and supply chain.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than June 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at kationx.com (kationx.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kationx

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kationx Corp.

[See attached]



KATIONX CORP.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

February 29, 2020 and February 28, 2019

KATIONX CORP.

Years Ended December February 29, 2020 and February 28, 2019

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Kationx Corp.
Indialantic, Florida

We have reviewed the accompanying financial statements of Kationx Corp. ("the Company"), which comprise the balance sheets as of February 29, 2020 and February 28, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended February 29, 2020 and the period from March 14, 2018 (inception) to February 28, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has negative working capital, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

January 29, 2021

KATIONX CORP.

BALANCE SHEETS

February 29, 2020 and February 28, 2019

(unaudited)

		2020		2019
Assets				
Current assets				
Cash and cash equivalents	$	16,967	$	11,027
Accounts receivable, net		19,281		-
Receivables, related parties		-		7,909
Inventory		34,340		46,317
Prepaid expenses		3,185		-
Total current assets		73,773		65,253
Property and equipment, net		9,876		8,176
Intangible assets, net		28,878		16,856
Deposits		5,101		3,468
Total assets	$	117,628	$	93,753
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued expenses	$	48,798	$	-
Shareholder advances		254,084		220,760
Line of credit, current portion		98,630		62,530
Total current liabilities		401,512		283,290
Total liabilities		401,512		283,290
Commitments and contingencies		-		-
Stockholders' equity				
Preferred stock, 889,284 and 0 shares issued and outstanding at February 29, 2020 and February 28, 2019, respectively		89		-
Common stock, 18,875,601 and 15,785,133 shares issued and outstanding at February 29, 2020 and February 28, 2019, respectively		1,888		1,578
Additional paid-in capital		946,474		238,040
Treasury stock		(36,250)		-
Accumulated deficit		(1,196,084)		(429,155)
Total stockholders' equity		(283,884)		(189,537)
Total liabilities and stockholders' equity	$	117,628	$	93,753

See independent accountants' review report and accompanying notes to the financial statements.

KATIONX CORP.

STATEMENTS OF OPERATIONS

For the Year Ended February 29, 2020 and Period from March 14, 2018 (inception) Ended February 28, 2019

(unaudited)

	2020	2019
Sales, net	$ 78,172	$ 11,880
Cost of goods sold	(19,544)	(49,481)
Gross profit (loss)	58,628	(37,601)
Operating expenses		
Contractors	374,309	137,108
General and administrative	155,700	136,200
Professional fees	153,962	38,074
Rent	67,337	43,874
Insurance	36,646	18,798
Travel	20,184	14,823
Research and development	6,585	-
Depreciation and amortization	2,315	924
Stock based compensation - contractors	-	549
Total operating expenses	817,038	390,350
Loss from operations	(758,410)	(427,951)
Other expense		
Interest expense	8,519	1,204
Net loss before income taxes	(766,929)	(429,155)
Provision for income taxes	-	-
Net loss	$ (766,929)	$ (429,155)

See independent accountants' review report and accompanying notes to the financial statements.

KATIONX CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended February 29, 2020 and Period from March 14, 2018 (inception) Ended February 28, 2019

(unaudited)

| | Preferred Stock | | Common Stock | | Additional | Treasury | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Stock	Earnings (Deficit)	Equity
Balance on March 14, 2018	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	-	-	9,131,350	913	(913)	-	-	-
Issuance of common stock for cash	-	-	1,160,000	116	238,953	-	-	239,069
Issuance of common stock for services	-	-	5,493,783	549	-	-	-	549
Net loss	-	-	-	-	-	-	(429,155)	(429,155)
Balance on February 28, 2019	-	-	15,785,133	1,578	238,040	-	(429,155)	(189,537)
Issuance of stock for cash	889,284	89	6,175,224	618	708,126	-	-	708,832
Repurchase of shares	-	-	(3,084,756)	(308)	308	(36,250)	-	(36,250)
Net loss	-	-	-	-	-	-	(766,929)	(766,929)
Balance on February 29, 2020	889,284	$ 89	18,875,601	$ 1,888	$ 946,474	$ (36,250)	$ (1,196,084)	$ (283,884)

See accountants' review report and accompanying notes to the financial statements.

KATIONX CORP.

STATEMENTS OF CASH FLOWS

For the Year Ended February 29, 2020 and Period from March 14, 2018 (inception) Ended February 28, 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (766,929)	$ (429,155)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	2,315	924
Stock-based compensation	-	549
Changes in operating assets and liabilities:		
Accounts receivable	(19,281)	-
Receivables, related party	7,909	(7,909)
Inventory	11,977	(46,317)
Prepaid expenses	(3,185)	-
Deposits	(1,633)	(3,468)
Accounts payable and accrued expenses	48,798	-
Net cash used by operating activities	(720,029)	(485,376)
Cash flows from investing activities		
Payments for the purchase of property and equipment	(3,000)	(8,518)
Payments for the purchase of intangible assets	(13,037)	(17,438)
Net cash used by investing activities	(16,037)	(25,956)
Cash flows from financing activities		
Proceeds from issuance of common stock	708,832	239,069
Net proceeds (payments) on line of credit	36,100	62,530
Proceeds from shareholder advances	33,324	220,760
Purchase of treasury stock	(36,250)	-
Net cash provided by financing activities	742,006	522,359
Net increase in cash and cash equivalents	5,940	11,027
Cash and cash equivalents, beginning	11,027	-
Cash and cash equivalents, ending	$ 16,967	$ 11,027
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kationx Corp. ("the Company") was incorporated on March 14, 2018 under the laws of the State of Florida, and subsequently amended its state of incorporation on May 22, 2019 to the State of Delaware. The Company is headquartered in Indialantic, Florida. The Company manufactures environmentally safe products to be utilized in wastewater treatment and horizontal directional drilling industries.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended February 29, 2020, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue primarily from the sale of its products which the Company has determined consists of a single performance obligation to deliver purchased product to the customer.

As of February 29, 2020, approximately 38% of revenue was with two customers. There was no revenue concentration as of February 28, 2019.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At February 29, 2020 and February 28, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At February 29, 2020 and February 28, 2019, the Company determined no allowance for uncollectible accounts was necessary.

At February 29, 2020, approximately 89% of accounts receivable were from two customers. There were no accounts receivable as of February 28, 2019.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the years ended February 29, 2020 and February 28, 2019, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment, which consists of computers and related equipment, is recorded at cost. Depreciation is provided over the estimated 3-5 year useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at February 29, 2020 and February 28, 2019.

Depreciation expense for the years ended February 29, 2020 and February 28, 2019, was $1,300 and $342, respectively.

Intangibles

Intangible assets purchased or developed by the Company, which consists of patent and trademark costs, are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at February 29, 2020 and February 28, 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended February 29, 2020 and February 28, 2019, the Company recognized $34,416 and $11,205 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforwards are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at February 29, 2020 and February 28, 2019:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 195,722	$ 32,820
Intangible assets	10,802	15,099
Total deferred tax asset	206,524	47,919
Valuation allowance	(206,524)	(47,919)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. The amendment requires organizations that lease assets, referred to as 'lessees', to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. The amendment also requires disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. In June 2020, the FASB issued ASU 2020-05 which delayed the effective date of ASU 2016-02 to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluation the effect that the updated standard will have on the financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through January 29, 2021, the date these financial statements were available to be issued, and identified the following:

In March 2020, the Company converted shareholder advances of $254,084 into a promissory note payable.

In May 2020, the Company received proceeds of $21,000 through the issuance of a promissory note pursuant to the Economic Injury Disaster Loan program. The loan carries interest at 3.75% per annum and payments will begin in May 2021, with maturity of the loan in May 2051.

In November 2020, the Company authorized and designated 23,000,000 and 2,000,000 as Class A and Class B common stock. Class B common stock does not carry voting rights. Also, in November 2020, the Company authorized and designated 3,346,720 preferred stock as Series Seed Preferred Stock. Class A common stock votes on all matters impacting the Company. Class B common shares have no voting rights on corporate matters. Series Seed Preferred Stock carries similar rights and privileges as described in Note 8, except that they are convertible in to common stock at a conversion price that is subject to adjustment based on equation of common shares relative to a fraction of outstanding Series Seed Preferred shares.

The Company issued 889,284 shares of preferred stock and common stock for total cash proceeds of $200,000.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,196,084 and has negative working capital which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

The Company has secured a contract with the State of Florida to license and sell its products. Additionally, the majority of outstanding debt obligations are due to the Company's Chief Executive Officer, who would defer required principal payments, if necessary. Lastly, the Company has already secured commitments of equity investments of approximately $115,000 pursuant to ongoing Regulation CF capital raise. These factors lead management to conclude that the substantial doubt about the Company's ability to continue as a going concern is alleviated.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingences associated with outstanding litigation, claims and assessments for which management has determined it is probably that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of February 29, 2020 and February 28, 2019, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extend, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended February 29, 2020 and February 28, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing and were converted into a promissory note in March 2020 (see Note 1). At February 29, 2020 and February 28, 2019, the amount of advances outstanding is $254,084 and $220,760, respectively.

During the year ended February 28, 2019, the Company advanced funds to shareholders. These advances are non-interest bearing and were repaid during the year ended February 29, 2020. At February 29, 2020 and February 28, 2019, the amount of advances outstanding is $0 and $7,909, respectively, and are recorded under 'Receivables' on the balance sheets.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of the following at February 29, 2020 and February 28, 2019:

	2020	2019
Patents	$ 30,475	$ 17,438
Accumulated amortization	(1,597)	(582)
Intangible assets, net	$ 28,878	$ 16,856

Amortization expense for the years ended February 29, 2020 and February 28, 2019, was $1,015 and $582, respectively.

NOTE 6 – LINE OF CREDIT

The Company has a line of credit agreement for proceeds up to $200,000. The line of credit bears interest at 3.25% plus the overnight LIBOR rate. The line of credit agreement matured March 2020 and was subsequently extended through March 2021.

The Company recognized interest expense of $8,519 and $1,204 during the years ended February 29, 2020 and February 28, 2019, respectively.

NOTE 7 – COMMON STOCK

At both February 29, 2020 and February 28, 2019, the Company has 25,000,000 and 50,000,000, $.0001 par value, shares of common stock authorized, with 18,875,601 and 12,785,133 shares issued and outstanding, respectively.

During the year ended February 28, 2019, the Company issued 5,493,783 shares of common stock for compensation to contractors, valued at $549, and 10,291,350 shares of common stock for cash proceeds of $239,069, which includes 9,131,350 shares issued to founders for $913.

During the year ended February 29, 2020, the Company issued 6,175,224 shares of common stock for proceeds of $708,832.

During the year ended February 29, 2020, the Company repurchased 3,084,756 of common shares for $36,250.

NOTE 8 – PREFERRED STOCK

The Company has 5,000,000, $.0001 par value shares of preferred stock authorized at February 29, 2020. There were not authorized preferred shares at February 28, 2019. There were no issuances of preferred shares in the years ended February 29, 2020 or February 28, 2019.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stock holders as discussed in the company's amended articles of incorporation.

NOTE 9 – OPERATING LEASE

The Company leases office space, warehouse space, and equipment to be used in operations. The leased office space lease and equipment lease expires in March 2022 and March 2021, respectively. The warehouse lease agreement terminated during the year ended February 29, 2020. The following is schedule of minimum rental payments required under the operating lease agreements for the following fiscal years:

2021	$	29,196
2022		29,234
2023		5,046
2024		-
2025		-
Thereafter		-

For the years ended February 29, 2020 and February 28, 2019, the Company recognized rent expense of $67,337 and $43,874, respectively.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Kationx

We heal the earth





⊚ Website   ⚲ Indialantic, FL   CLEAN TECHNOLOGY   ENVIRONMENT

$144,449 raised ⓘ

205	**$16M**
Investors	Valuation

$0.72	**$249.12**
Price per Share	Min. Investment

Common	**Equity**
Shares Offered	Offering Type

$1.07M	**Reg CF**
Offering Max	Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Kationx products fix problems for an expanding range of industrial and commercial markets. We are a fast-growing, materials sciences company that develops, manufactures, and distributes our own proprietary, environmentally safe, cleantech products for customers including the wastewater treatment and horizontal directional drilling industries. Kationx improves the environment and regulatory compliance while working to reduce costs and risks.

Overview   Team   Terms   Updates⁸   Comments   ♡ Follow

Reasons to Invest

- 34 billion gallons of sewage are treated every day through aging infrastructure. We believe this is a vast, fragmented, expanding, largely invisible market of government and commercial utilities that are crucial to our lives

- Kationx has commercialized three products that efficiently separate waste sludge from water, improving water quality before it re-enters the environment

- Invest in a tangible, recurring revenue, sustainable, ruggedly reliable, environmentally friendly technology that cleans and preserves our precious natural water resources

Rewards

Get rewarded for investing more int

$249+

Investment

StartEngine Owner's Bor

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

natural water resources

Kationx fixes wastewater problems

Kationx products fix common problems plaguing wastewater utilities. Kationx technology makes sewage treatment faster, cleaner, simpler, and easier while reducing costs, environmental, and human risk. Untreated sewage accumulates in the environment, poisoning our world. Kationx's flexible, scalable, simple, and reliably adaptable technology creates a paradigm shift in the wastewater industry.


KCD-X
Kationx
We heal the earth
faster
cleaner
easier
cheaper
safer



$500+
Investment
Green Sponsor
Invest $500 and receive 5% bonus shares + access to an exclusive inv only quarterly update.

$1,000+
Investment
Blue Sponsor
Invest $1,000 and receive 10% bon shares.

$2,500+
Investment
Benefactor
Invest $2,500 and receive 15% bon shares.

$5,000+
Investment
Green Baron
Invest $5,000 and receive 20% bon shares + access to yearly investor conference.

$15,000+
Investment
Disruptor
Invest $15,000 and receive 25% bo shares + a call with the founding t



(Source: EPA)

THE PROBLEM

H_2S is an invisible, dangerous problem

Hydrogen sulfide is a toxic, corrosive, destructive gas that's present in many sewer systems. Left unchecked, it can destroy infrastructure while posing a lethal threat to the community, and to our environment. Kationx KCD-X removes H_2S (Hydrogen Sulfide). For our customers, we believe Kationx delivers unprecedented performance as a persistent scavenger that efficiently, persistently removes - in BOTH air + water phases - H_2S and other sewer gases and odors.

H_2S and related gases in turn form acids and other harmful by-products. This toxic chemical soup destroys infrastructure, upsets sewage treatment, and ultimately pollutes our natural environment. H_2S kills flora, fauna, and sometimes, people.

There is a global sewage crisis.



According to the EPA, there are up to **240,000** main breaks per year, dumping **BILLIONS** of gallons of *untreated, toxic raw sewage* into our local surface waters.

Additionally, around *80% of all wastewater* is discharged into the world's waterways creating health,



environmental & climate-related hazards



(Source)

Our sewage infrastructure is corroded and antiquated.



1
All waste drained from commercial buildings
Flushing your toilet at home, 3x per day
2
Moves through corroded pipe at risk of breaking.
3
Solids are separated from liquids resulting in Sludge & Wastewater.
8
"Beaches Closed for Swimming"
Trickling
Aeration
4
5
Wastewater continues to be treated by...
Dried sludge is taken to landfill...
Clarification
START HERE
The major aim of wastewater treatment is to remove as much sludge/solids as possible before the remaining wastewater is released back to the environment.
80% of Americans are served by these Municipal Water Treatment Plants (260+ Million People)
UV Disinfection
Oxygen Levels
Low
High
High nutrient levels cause toxic green algae blooms.
7
6
After all of this, wastewater is still loaded with nutrients and H2S (Hydrogen Sulfide).

Start

1 flushing your toilet at home, 3x per day
all waste drained from commercial buildings

2 goes through corroded pipe that leaks

3 solids are separated from liquids creating ***sludge*** and ***water***

4 dried sludge is taken to landfill

5 wastewater continues to be treated by:
uv disinfection, clarification, aeration, trickling

6 discharged wastewater still loaded with nutrients

7 high nutrient levels causes toxic algae blooms

8 "beaches closed for swimming"

THE SOLUTION

Kationx innovatively uses physics to fix it

Combining physics, geology, and chemistry, Kationx develops products that

efficiently separate sludge from water, improving water quality before it re-enters the environment. Our products are simple to use, reliable, rugged, flexible, operator, and system safe, and more importantly, safe for the environment. Our customers achieve cleaner water at lower costs with less risk, preserving their inherently limited resources.


KCD
KCD-X
SETTApHY

KCD **KCD-X** **SETTApHY**


USABlueBook
(800) 548-1234
Polymer (yours)
VS.
SETTApHY (ours)

Innovative Leading-Edge Products

	F.O.G. (Fats, oils & greases)	Sewer Gases	Settability
KCD	✓		
KCD-X	✓	✓	
SETTApHY			✓

34 billion gallons of sewage, in need of innovative treatment

There are 1.3 million miles of sewage lines in the U.S. alone, with 2 million lift stations together feeding 14,748 wastewater treatment plants. 34 billion gallons of sewage are treated every day, with much of this treatment inadequate. By 2030, it is projected that a total of 15,618 wastewater treatment facilities will serve a future population of 284.2 million people, or 79 percent of the U.S. population. As sewage systems permeate through every American's life, we see a large market need and opportunity for our innovative wastewater treatment products.





1.3 M
miles of sewage

14,748
wastewater treatment plants

34 B
gallons of sewage

By 2030



will serve

15,618

284.2 M

=

79%

wastewater
treatment plants

people in
the U.S.

of the U.S.
population

(Source 1 and Source 2)

OUR TRACTION

Kationx is poised for rapid sales growth

Kationx is experiencing growth, with sales doubling every half-year since 2019. The company's product line has consistently expanded from 2 in 2018, to 4 in 2019 with several currently in development in 2020. Active customers have also doubled from the first to the second half of 2020 and our annual revenues have doubled from 2019 to 2020. The company's products fix problems that we have seen to be difficult to address. We believe Kationx's value and sales propositions are competitive and proving to be disruptive as our customers' risks and costs are reduced, with paralleling improvements achieved in safety, performance, and compliance.



2018 ○ proved tech and intellectual property
○ put supply chain together
○ implemented manufacturing systems

2019 ○ filed first patent applications
○ launched our first sales

2020 ○ expanded product lines
○ achieved growth

first round of federal sales

2021 anticipated: four distributors in place as we turn to a sales-led company

Now with with four products in place, and two more launching in 2021, management's focus is on sales and supporting marketing activities. The company plans to allocate its resources accordingly. Our key growth corridors are the Eastern U.S. and Gulf Coasts.


- Sales & Operations
- Headquarters
- Manufacturing
- Distribution
- Regional sales



WHAT WE DO

Treating critical wastewater problems

Kationx provides simple, ruggedly reliable, cleantech solutions that treat difficult problems that naturally occur in wastewater. We solve problems (not just treat the symptoms). Our name, Kationx, is a play on "cationic" chemistry, as our tech is positively charged. Kationx products combine with negative materials and remove these as a danger.



KCD™

F.O.G. Removal & Conditioner



KCD effectively removes common lift station issues. It is our flagship product Line for Wastewater Collections (sewer systems).





Before | After

KCD-X ™

Premium 6-in-1 Lift Station Treatment

KCD-X is the only complete lift station maintenance product that effectively treats many common lift station issues. Treats odor, H2S, VOCs, and controls corrosion.



Reducing Hydrogen Sulfide (H$_2$S) with Catonic Technologies



90 PPM

12 PPM

0.1 PPM

Hydrogen Sulfide Levels in PPM (mg/liter)

Initial Level of H$_2$S | Result After 3 days | Result After 8 days





SETTApHY™

Non-Toxic Flocculant

SETTApHY™: An unusually effective wastewater treatment flocculant that is Non-Toxic and Eco-Safe.





KBM™

High Performance HDD Mud

KBM is a safe and effective bentonite alternative. KBM Provides higher success rates and improved performance for horizontal directional drilling projects.



THE BUSINESS MODEL

Powerful Value Proposition. Simple Sales Proposition

Kationx utilizes a sophisticated blend of in-house, outside, and online sales complemented by an expanding distributor network to sell products by buckets or pallets. Through our e-commerce line, we process purchase orders and credit cards. With pallet sales averaging $2,000 per transaction, Kationx enjoys routine recurring multi-pallet sales to its customers.



KATIONX

Two-Part Sales Plan
e-commerce
online sales
external
distributor
KCD
avg. pallet cost: $2,000
recurring sales: frequent
# of pallets/order: multiple







HOW WE ARE DIFFERENT

Faster, easier, safer, greener, and more versatile than legacy 20th-century practices

Kationx offers simple procurement terms and products that do not damage infrastructure and are fast, simple, and easy to use. Our products are skin and eye-safe, site and eco-safe, do not produce harmful fumes, and require no prep, mixing, or measuring.

Competitive Landscape

	Kationx	Polymers	Acid/Base
H_2S Sewer Gas	↓	↑	↑
Operator Safety	↑	↓	↓
Enviro Friendly	↑	↓	↓
Made in USA	✓	?	?
Cost	↓	↑	↑
OPEX Savings	↑	↑	↑
Flocculation Rts.	↑↑	↑	N/A
Reg. Compliance	↑	↓	↓

Kationx product solutions finish the job quickly, avoiding complexity, reducing risk and costs, while improving performance and compliance outcomes.

THE VISION

Innovative, sustainable solutions for the wastewater industry and beyond

Kationx is a new innovative clean-tech company offering environmentally friendly solutions to the wastewater industry. We aim for a national presence by 2023

solutions to the wastewater industry. We aim for a national presence by 2023, with brand recognition in the wastewater market. By 2025, we hope to occupy a strong presence within the U.S. wastewater market, while also expanding to new markets, and securing relationships that gain a global presence.



2023 ○ anticipated: national presence

2025 ○ anticipated: occupy 1-3% of entire U.S. sewage and wastewater market
○ anticipated: expand to new markets
○ anticipated: secure relationships for global presence

OUR LEADERSHIP

A team of entrepreneurs and experts in energy & technology development

Our core team is led by seasoned executives, each with decades of experience, across sectors including energy, materials, and technology sectors.

Bill Cox, the CEO, is the first and principal investor. He co-invented Kationx technologies and is our lead salesman, with experience as a serial entrepreneur in the chemical and energy sectors. He is a retired U.S. military officer and contributes to various community volunteer boards.

Paul Laura, COO, is a retired chemical industry executive, boasting significant experience in technology and business development, and leading international business units. He also serves on multiple environmental and community volunteer boards.

Glenn Jackson, CFO has held past CEO, CFO, and controller positions in both public and privately held companies. Glenn provides financial support and acumen that should prove critical for growing Kationx into an international materials technology corporation.



Bill Cox
Chief Executive Officer



Paul Laura
Chief Operations Officer



Glenn Jackson
Cheif Financial Officer

Our team takes Kationx from concept seamlessly to steady revenue growth. We're committed to accelerating growth by scaling up product manufacturing, marketing, and sales for our product lines of paradigm-shifting technologies.



Actually improving our most precious, essential, natural resource

Kationx has experienced growing market demand by early adopters. We believe these revenues and customers indicate tremendous potential growth. This is in a stale, archaic, yet massive market that we have seen is in need of - and proving receptive to - change and innovation. We believe Kationx delivers a powerful value proposition with a simple sales pitch: we fix our customers' problems across a growing range of industrial and commercial markets.

As a Kationx Investor, you have the opportunity to become a part of our exciting story and become an owner of our pioneering clean technology. You enable disruption of legacy practices that we have seen harm our environment and destroy our infrastructure. Help drive change in useful, tangible, and practical ways across multiple industries and markets.

Kationx - we heal the earth.



Meet Our Team





Bill Cox

CEO, Founder, & Chairman

Mr. Cox discovered the cationic technology incorporated into the unique, proprietary, and disruptive performance that define Kationx products; and, he is the company's principal investor. Mr. Cox's career has spanned the energy, chemicals and aerospace sectors. This experience includes oil & gas drilling and production operations; process engineering design, equipment prototyping and manufacturing; process plant and aerospace business turn-arounds.

He has successfully listed a company, and he's successfully launched/exited a number of start-ups. Mr. Cox has twice attempted a PhD: in Geobiology (GWU) and Geology (University of Bucharest), though he does have a Master's earned at University of Texas at Austin ('84) addressing remote sensing applications for exploration geology.

Mr. Cox is an active community volunteer. He currently serves on the Board at Marine Resources Council of East Florida, Inc. (a citizen-science NGO), with past service on other boards and commissions. He is a retired U.S. Navy reserve officer with 25 years of honorable service.





Paul Laura
COO

Chief Operating Officer, Mr. Paul E. Laura has considerable executive, technical, marketing, sales and business development experience in the domestic and international markets. He has a



Glenn Jackson
CFO

Mr. Jackson serves as Chief Financial Officer of Kationx. Jackson holds an accounting degree and MBA from the University of Memphis.



Michael Laura
VP of Marketing

Michael is a determined and passionate director who has previous startup knowledge by launching a production company in New York. Afterward, for the past 8 years,

35 year career including 12 years on assignments overseas with Lubrizol (subsidiary of Berkshire Hathaway) and Witco Corp.

Under his leadership during an 8 year overseas assignment, Lubrizol received an award for UK exports. He also received on behalf of Witco Corp an award from El Paso Industries for the technical assistance provided for their high pressure polyethylene process extending the life of their compressors which operated at 40K psi. As VP of Operations, Master Chemical achieved a significant milestone where 30% of their total sales were represented by new products providing significant profitability improvement.

Currently, Mr. Laura contributes a significant amount of his time to Florida environmental causes and is a board member of Indian Riverkeeper, Hutchinson Island Preservation Initiative and Marine Resources Council. In the past, he has also participated on projects with the Smithsonian at their marine station on Hutchinson Island, Florida. Currently, he assisting in a phytoplankton study of the Indian River Lagoon as part of a University of Florida Extension project.

Mr. Laura has an undergraduate degree in science (BS) from St. John's University, New York, New York and a graduate degree in Science (MS) from University of Florida, Gainesville, Florida.



He has served in accounting and management positions for nearly thirty years, including CEO and CFO of public and private positions and large company controller positions.



Michael has traveled and worked independently by building his client base in multiple markets with his production and marketing skills. His work has been published in magazines, art shows, and digitally displayed at the Louvre in Paris, France.

Since joining Kationx, Michael has helped bring the company into the 21st century with his team by creating new content, branding and social media marketing. Michael graduated from Savannah College of Art and Design, building his team with alumni who also share the same high standard in design, animation, marketing and production that will set Kationx apart from the competition.



Offering Summary

Company : Kationx Corp.

Corporate Address : 442 Fourth Ave, Indialantic, FL 32903

Offering Minimum : $9,999.36

Offering Maximum : $1,069,999.20

Minimum Investment Amount (per investor) : $249.12

Terms

Offering Type : Equity

Security Name : Class B Common Share

Minimum Number of Shares Offered : 13,888

Maximum Number of Shares Offered : 1,486,110

Price per Share : $0.72

Pre-Money Valuation : $15,976,375.90

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based Perks:

$500 | Green Sponsor

Invest $500 and receive 5% bonus shares + access to an exclusive investor's only quarterly update.

$1,000 | Blue Sponsor

Invest $1,000 and receive 10% bonus shares.

$2,500 | Benefactor

Invest $2,500, and receive 15% bonus shares.

$5,000 | Green Baron

Invest $5,000 and receive 20% bonus shares + access to yearly investor video conference.

$15,000 | Disruptor

Invest $15,000 and receive 25% bonus shares + a call with the founding team.

All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

Kationx Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.72 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $72. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

We just reached 200 investors! Thank you everyone for joining us, it means the world to us! Be on the lookout in the upcoming weeks for updates on our field demonstrations.

4 days ago

Wow! We've just grown past 200-investors. THANK YOU to our investors; and, thank you for following us!!! We've just completed our first outside financial review. Our customer base and

revenues have effectively doubled since '19. This continued growth and recurring revenue proves our business model.

Our wastewater product line serves an obscure market that affects every single American, whether you're using portable or public bathroom facilities, septic or community utilities, Kationx products can fix problems that you might encounter. Many of these problems have been persistent, because 21st century Kationx technology wasn't available. Our customers use Kationx products for sewer odor and hydrogen sulfide control, improved biosolids settling, and for achieving compliant discharge from treatment plants into our natural environment.

Poorly treated sewage discharged in our natural rivers, lakes, estuaries and coastal waters can lead to algae blooms and a damaged environment. This sewage often accumulates in the environment, presenting a growing problem for all of us.

-Kationx

New field tests and projects on the horizon!

7 days ago

Hello everyone!

February – our last month of our '20 fiscal year – is here!

Lots going on as we wrap up our third year of operations. Our outside financial review was just completed. This week, we kick-off a multi-state field test campaign. On-site field test demonstrations with potential customers have proven the best way to attract new sales.

With two new products in development, we are excited about expanding our product line for FY'21. Kudos to our Marketing Team's new product label designs, which fit our 21st century technology branding. We're having fun as we grow, with a team that's "wearing multiple hats" and delivering amazing accomplishments consistently.

To our investors and followers – again, thank you! Your interest and support adds velocity and bandwidth, further enabling our company's growth.

-Kationx


SETTAPHY™
Kationx
SETTApHY™ Premium Conditioner
INSTRUCTIONS:
1. Add SETTApHY bucket(s) to plant.
2. Turn on aeration for 25-30 minutes.
3. Shut off aeration system, allow the sludge to settle.
DOSAGE:
We recommend a weekly maintenance dose of SETTApHY. Because WWTF vary in size, initial treatment and biosolid heavy wastewater may require a larger dose. Please contact us for more information!
HMIS NFPA
REACTIVITY 0 0
HEALTH 1 1
FIRE HAZARD 0 0
PPM E 0
RESPITORY HAZARD DO NOT BREATHE DUST
FALL HAZARD SLIPPERY WHEN WET
Kationx Corporation
442 4th Street
Indialantic, FL 32903
Tel: 321-914-0722
www.kationx.com
MADE IN U.S.A.



Kationx has officially been listed on the RESPECT of Florida state purchasing program!

17 days ago

We have some exciting news!

Kationx has been working with Brevard Achievement Center (B.A.C) and they have been helping us to become listed on the RESPECT of Florida state purchasing program.

We can now officially announce that we have been listed on their website! The program affords governmental entities an easier way to purchase needed goods and services which in turn provides valuable employment opportunities for Floridians with disabilities. A link has been provided below, please take a moment to check out their website.

Kationx has been working hard to build relationships in the local community and expanding outside of the state.

Thank you all for your support and being part of our journey!

Stay safe,

- Kationx

https://www.respectofflorida.org/lsearch.jhtm



This week we are kicking off our first training session for outside sales reps!

about 1 month ago

I'm really excited about the new year. This Thursday and Friday, we kick off our first '21 training for outside sales reps as we continue expanding our national presence. Kationx products should appear on both state and federal product lists this quarter as a result of our diligent work and careful planning that began last summer. Despite the challenges presented by 2020, we grew our customer base and revenues, while creating distributor and outside sales representative networks. For Kationx, '21 should be a sales-led year that sees our continued growth and market expansion. Thank you for visiting us on StartEngine!

With my best wishes,

Bill Cox CEO



Happy Holidays! Kationx has been invited to speak at the "Florida Water & Pollution Control Operators Assoc." meeting in January

about 1 month ago

Happy Holidays!

CEO Bill Cox has been invited to address "Florida Water & Pollution Control Operators Assoc." (F.W&P.C.O.A.) Region 5 at its member's training course in mid-January. Bill will speak about hydrogen sulfide, which is an insidious problem that remains largely invisible and needs to be addressed.

Kationx's KCD-X has consistently proven to be an effective H2S control tool. KCD-X is simple to use, lowers costs and risks, saves time while improving operations, compliance, and ultimately our environment.

-Kationx



Don't Miss Out on the Early Bird Bonus. Only 2 Days Left!

about 2 months ago

Just a few days left before the end of the bonus!

Kationx manufactures and sells environmentally safe and simple to use products for the wastewater treatment industry.

We have been out in the field testing our products and speaking with our customers. Package Plant operators find that a combination of KCD-X and SETTApHY work best at controlling odors while achieving compliance with discharged effluent. One 22,000 gallon per day package plant servicing a commercial center has achieved state compliance using a single pallet each every calendar quarter. Before this, and since its commissioning, this plant had failed to achieve compliance, and was a constant source of community odor complaints.

Each plant that we help achieve compliance is one step closer to healing the earth. Join us on our journey!

Thank you everyone for your continued support!

- Kationx Team

Thank you for your support! You have all helped make Kationx's launch week on StartEngine a success.

about 2 months ago

Hi, I'm Bill Cox, CEO of Kationx Corp.

We've just kicked off a crowd source funding round on www.StartEngine.com/Kationx this week and have already raised over $90K!

We are thrilled to have made it through a very tough selection and onboarding process that most companies don't survive. Kationx is proving to be a strong, resilient business with with best-of-class products that deliver a **strong value proposition: lower costs & risks; better performance, regulatory and environmental outcomes**. Our products fix wastewater problems. Our products also heal the environment.

Become part of our mission. Help us bring cleaner wastewater outcomes to our national - then global - market. Please consider becoming an owner; **become one of our investors**. We truly appreciate your interest in Kationx!

Thank you for following us!

Best wishes, as always,

Bill Cox, CEO.

New Distributor in Puerto Rico!

about 2 months ago

We're pleased to announce that our distributor in Puerto Rico, **Clean4All**, is now featured on our website: www.Kationx.com/distributors

Clean4All is a trusted provider of services to the Commonwealth's wastewater market. Kationx is proud to have Clean4All on board as part of its expanding distributor network.



END OF UPDATES

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Michael Matheny a month ago
Hi Bill, Thanks for the fast reply. I'm still a bit confused. Does your reply mean you have three issued PCT patents and one US patent pending or does it mean all four are pending? I can read it both ways. Thanks and Happy Holidays to you as well.

> **Bill Cox** - Kationx a month ago
> Michael, all are still pending. We also have new IP in the queue. Truly appreciate your interest in Kationx! Happy New Year. Best wishes, Bill Cox, CEO

Michael Matheny a month ago
The Offering Details indicate the company owns patents. Please share them or their accession numbers. Thank you

> **Bill Cox** - Kationx a month ago
> Michael, thank you for your question. We currently have 3 PCTs plus 1 US Patent pending. Best wishes for the holidays! Bill Cox, CEO

Anand Shah 2 INVESTMENTS 2 months ago
Hi Bill,
Nice product, had a few questions:
1. Referring to the 8 step diagram, do your products come in at step 3?
2. How are utilities managing today? What is going to push them to buy your products? In my industry (also utilities) I often find that unless companies are forced to do something- either by regulators or end user complaints- they don't invest in any new innovations, if they're just nice to have.
3. How do you see the exit?

Thank you

> **Bill Cox** - Kationx 2 months ago
> Anand, thanks for your questions. Our products provide a treatment continuum for wastewater. The KCD product line is used in lift station and manhole wells, and also works when these migrate into the lines and force mains. Within the plants (and in package plants), KCD-X is used in the front end to treat odors; SETTApHY is used in mostly primary and secondary treatment, and also in digesters, for biosolids settling. Buyers today have problems they must fix, and Kationx products fix problems quickly. Odor control demand is driven by community complaints. H2S is driven more by safety, risk mitigation, corrosion control and influent quality concerns. Better biosolids settling means lower TSS / TDS / P / N / NH in effluent, which improves effluent discharge compliance. Some of our customers use SETTApHY specifically to attain regulatory compliance. Management plans to keep growing the company. We're open regarding exits: we're focused on maximizing share value as Kationx team members are shareholders, as well as for our growing community of investors. With my bests wishes, Bill Cox, CEO

---

jerry Gonzalez 1 INVESTMENT 2 months ago
hello how do i sell my shares in the future

> **Bill Cox** - Kationx 2 months ago
> Jerry - thanks for this question. While there is no guarantee that these shares will ever be tradeable, know that Team Kationx are shareholders. As such, it is our team's goal to create a valuable corporation that could hopefully benefit all shareholders. As our outside investor community grows, management will work diligently to support all of our shareholders. With my best wishes, Bill Cox, CEO

Bill Cox 1 INVESTMENT INVESTED - Kationx 2 months ago
Hello Everyone

Hello Everyone,

I just wanted to say thank you on behalf of Kationx to all of our early investors. We launched a week ago and have already raised $90K! Thank you for your continued support.

We're pleased to announce that our distributor in Puerto Rico, Clean4All, is now featured on our website: www.Kationx.com/distributors

Clean4All is a trusted provider of services to the Commonwealth's wastewater market. Kationx is proud to have Clean4All on board as part of its expanding distributor network.

Bill Cox `1 INVESTMENT` `INVESTED` - **Kationx** 2 months ago

Appreciate your comments, Andrew. We're something totally different. We have a steadily growing customer base, with recurring sales. Our newer customers are larger metros and county utilities, and they're sophisticated. Innovation is easy to miss. Change can be hard to see coming. By our customers' rate of adoption (with increasingly shorter touch-times), our value proposition is proving especially compelling. Elon's been trolled and shorted even with his accumulating successes (and value). We're proud of our technology, and our growing revenues with repeat business proves our value. With my best wishes, Bill Cox CEO.

ANDREW LASSAK 2 months ago

I have spent my life from 1987 reading almost every quarterly report of every public company in the United states. Till today,

---

ANDREW LASSAK 2 months ago

total scam, yes if you can market bentonite{clay} , I owned 15% of synagro before it was sold to Carlyle for 560 million, I can believe a company is selling dumping ammonia absorbing kitty litter in a pump station is really going to raise money, we do this all the time in florida , I may be wrong but clay is clay , run away, my opinion

---

Peter George 2 months ago

I have to agree with Todd on this one. While the valuation might be justified theoretically, (and the Gross Profit/Gross Margin) is attractive), valuation is completely dependent on potential performance. Presentation is strong, team is impressive, product seems disruptive, scalable and could revolutionize the sector, my main concern is 2-fold:

1. Competitors wouldn't take this lying down (and I enjoy a good fight personally and enjoy rooting for the underdog).
2. Shares would be non-voting and a lower priority to creditors should bankruptcy occur.

Was personally considering a 15 k investment and happy to overlook the initial 2 points but after looking at the financials and assumed valuation at the current stage, I'll sit this one out and keep up with the updates.

Assuming the solutions are as cost effective as mentioned and a Middle East expansion is something you might consider, happy to lend a hand. Love the product.

Hope my risk-averseness is wrong on this one and you outperform versus your expectations. Best of luck!

> **Bill Cox** - **Kationx** 2 months ago
>
> Thanks, Peter. Appreciate your comments. It's typically hard to see new tech addressing existing markets. Innovations are best understood after the fact. Yesterday, I was in the field with an existing recurring customer's new management team. We visiting a number of historically "problem" lift stations. All were consistently now in the zero to 4 ppm H2S range - safe! Odors - traditionally awful - were gone or only apparent inside buildings that housed the wells. Micro-scoops of KCD-X cured these relict odors. The visit ended with sizing a contract that features regularly scheduled deliveries of pallets. This outcome is becoming more apparent. Now with proven products and value proposition,, the key to growth is expanding our sales and marketing teams. Best wishes, Bill Cox, CEO

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

VO: There is a global sewage crisis. According to the EPA, up to 240,000 main breaks take place every year, dumping billions of gallons of untreated, toxic raw sewage within our local surface waters including oceans, bays, estuaries, rivers, lakes, and streams.

VO: Our national Sewer Systems & Wastewater Treatment Facilities are remnants of our country's early infrastructure and technologies. Many can no longer withstand the nutrient-dense volumes of wastewater produced. Aging infrastructure is also plagued with corroded pipes, clogs, breaks, leaks, & overflows, as many of these systems are well over 70-100 years old.

VO: Society currently combats these major issues with less than desirable solutions. Dangerous and deadly chemicals, often highly potent, corrosive acids and polymers. None of these solutions is proven completely effective, and worse yet, have far greater side effects such as amplified damage to infrastructure, rapid destruction of the environment, toxic poisoning of ecology, marine life and our natural water systems.

VO: Our products fix these problems on demand, with immediate, fast and observable results. Kationx unique formulas are different in highly impactful ways. They are simple & easy to use, reliable, and consistent. Most importantly, they are operator-safe, system safe, environmentally safe, and 100% green and non-toxic.

VO: The sewage industry has remained invisible for a long time. Modern science and observation have revealed the detrimental importance of finding a long-term solution to the sewage crisis. We truly believe our technology provides a modular, scalable solution for the survival of our infrastructure and environment.

VO: We believe your investment will provide us with the ability to grow and scale. It will help us manufacture to meet the demands of the global market while increasing advertising and expanding awareness. Field testing and new lab work will yield product development while securing staff and expanding operations. Help us heal the earth and build a cleaner future for generations to come. Kationx.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:39 PM 11/20/2020
FILED 07:39 PM 11/20/2020
SR 20208463021 - File Number 7432316

**CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
FOR
KATIONX CORP.,
a Delaware corporation**

The undersigned, William J. Cox, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of Kationx Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. The first paragraph of Article V of the Amended and Restated Certificate of Incorporation of this Corporation is hereby amended to read as follows:

> "The total number of shares of all classes of stock that the Corporation has authority to issue is 30,000,000, consisting of (a) 25,000,000 shares of Common Stock, $0.0001 per share, of which 23,000,000 shares are designated as "***Class A Common Stock***", and 2,000,000 shares are designated as "***Class B Common Stock,***" and (b) 5,000,000 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 3,346,720 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***"."

3. Article V, Section A.2. of the Amended and Restated Certificate, is hereby amended to read as follows:

> "**Voting**. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock or Class B Common Stock, may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of Class A Common Stock of the Corporation representing a majority of the votes represented by all outstanding shares of Class A Common Stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law."

4. The following is hereby added as Article V, Section A.3 of the Amended and Restated Certificate of Incorporation:

> "3. **Conversion of Class B Common Stock**. The Board of Directors, may in its sole discretion, and at any time, cause the Class B Non Common Stock to be converted into shares of Class A Common Stock, on a one-for-one basis."

5. Article VII of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety.

6. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

7. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

8. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

9. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Kationx Corp., has caused this certificate to be signed by William J. Cox, its Chief Executive Officer, this 19th day of November 2020.

By: _____
William J. Cox, Chief Executive Officer